October 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 29, 2024
CIK 0002027160

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 26, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are publicly filing the Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement submitted August 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2024, page 35

1.	You state that the 30.4% cost of revenue decrease correlates to the 16.6% decrease in revenue. The decrease in revenues only partially explains the cost of revenue decrease. Expand your disclosure to discuss the reasons for the residual 13.8% in cost of revenue. In addition, discuss the changes in cost of revenues on a dollar basis.

Response: The Company has revised the disclosures on pages 36 of the Amended F-1 in response to the Staff’s comment.

2.	In your discussion of general and administrative expense, disclose the underlying reasons why “back-end payroll” increased in the fiscal year ended March 31, 2024.

Response: The Company has revised the disclosures on page 36 of the Amended F-1 in response to the Staff’s comment.

Revenue, page 36

3.	We note your disclosure that your decrease in revenue for the fiscal year ended March 31, 2024 was intensified by the Russia-Ukraine conflict but offset by a post-COVID economic recovery. Please revise to provide more detailed disclosure regarding the impact of the Russia-Ukraine conflict on your revenues. In this regard, we note your disclosure on page 34 describing how regional conflicts and geopolitical tensions, such as the Russia-Ukraine conflict, pose significant risks to maritime operations and can impact the Company’s revenue.

Response: The Company has revised the disclosures on page 36 of the Amended F-1 in response to the Staff’s comment.

Management

Other Corporate Governance Matters, page 68

4.	You disclose here that you may in the future be eligible to utilize the controlled company exemptions under the NYSE American corporate governance rules if more than 50% of your voting power is held by an individual, a group or another company, and you do not currently expect that more than 50% of your voting power will be held by an individual, a group or another company immediately following the consummation of this offering. However, the disclosure in your post-offering ownership structure diagram on page 6 as well as your risk factor disclosure on page 17 indicate that your “Major Shareholders,” namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua, will collectively own a majority of the combined voting power of your ordinary shares. Please advise or revise to address this apparent inconsistency.

Response: The Company has revised the disclosures on page 68 of the Amended F-1 in response to the Staff’s comment.

Financial Statements, page F-1

5.

We note your response to prior comments nine and ten indicating that you have relied upon the guidance in FASB ASC 805-50-45 in preparing your financial statements, which depict Vantage Cayman as a consolidated entity as of March 31, 2024, including the accounts of Vantage BVI, Vantage Singapore and Vantage Dubai for all periods. However, you have disclosures on pages 5, 44, F-7 and F-8 indicating that Vantage Cayman and Vantage BVI did not exist until April 2, 2024, after the periods covered by your financial statements, also indicating that your reorganization is not yet complete, e.g. within the explanatory note in advance of page one, and the statement on F-7 indicating it is estimated to be completed by the end of 2024.

If you have properly identified the reorganization transactions as involving entities under common control, the accounting guidance that you have referenced would not be initially applicable until you are preparing financial statements that include the period of the reorganization. Therefore, unless the reorganization will be completed prior to the effective date of your registration statement, and unless you will update your financial statements to include the period during which the reorganization has been completed prior to the effective date, you will need to include separate financial statements of Vantage Cayman, as previously advised.

In either case the disclosures on pages F-7 and F-8 should be revised to accurately describe the basis of presentation, to include differentiating between the terms combined and consolidated, when describing the basis of presentation for periods before and after the date of completing the reorganization, respectively, i.e. your use of these terms should correlate with the ownership structure in place during the periods covered by the financial statements. We reissue prior comments nine and ten.

Response: The Company has revised the references of “Consolidated Financial Statements” to “Combined Financial Statements” throughout the Amended F-1. Disclosures on pages F-7 and F-8 have also been revised to describe the basis of presentation as reorganization transactions involving entities under common control.

6.	Given your various disclosures indicating that Vantage Dubai was not formed until June 20, 2023, please expand your disclosures on page F-7 and F-8 to identify the owners who initiated and completed its formation, also to describe their rationale, and to explain how that formation event has been depicted in your combined financial statements. Please further clarify that its operations are fully included within the combined financial statements from the date of its formation if true.

Response: The Company has revised the disclosures on pages F-7 and F-8 of the Amended F-1 in response to the Staff’s comment.

1. Organization and Principal Activities

Reorganization, page F-7

7.

We understand from your response to prior comment 14 that you intend to change the ownership of Vantage Singapore and Vantage Dubai prior to completing the reorganization and that this effort will result in three individuals collectively owning more than 50% of the voting interests of each entity. You identify this result as the rationale for characterizing the reorganization as a transaction among entities under common control and for presenting the accounts of both entities on a combined basis in the financial statements. You indicate that you have not provided all of the information requested in our comment as you are still in the process of preparing for the reorganization.

However, the illustrations on pages 6 and 45 indicate the three individuals mentioned in your response will collectively own 40.68%, rather than more than 50%, of the consolidated entity, and you have disclosure in the second-to-last paragraph on page 68, indicating that you do not expect there to be a control group following the offering.

If you are not able to show that Vantage Singapore and Vantage Dubai were under common control during the 2023 and 2024 fiscal years, please replace the combined financial statements with separate financial statements for each entity as the retrospective treatment applied in depicting a common control transaction would be limited to the periods during which the entities were actually under common control, as indicated in FASB ASC 805-50-45-5. We reissue prior comment 14.

Response: The Company has revised the disclosures on pages 68 and F-7 of the Amended F-1 in response to the Staff’s comment.

The five controlling shareholders (namely Andresian D’Rozario, Francis Junior James, Ho Ying Keat Lowell, Randy Yong Choon Hong and Quah Choong Hua) of Vantage Singapore have entered into an acting-in-concert deed, which outlines their commitment to vote and act together in a manner that establishes their collective control over Vantage Singapore. This an acting-in-concert deed is being filed with the Amended F-1 as Exhibit 10.2. Additionally, Vantage Dubai is controlled 100% by Andresian D’Rozario, Randy Yong Choon Hong and Quah Choong Hua, who are also the common shareholders of Vantage Singapore, thereby establishing common control over both Vantage Singapore and Vantage Dubai in accordance with the relevant accounting standards.

8.

Please revise your disclosure describing the reorganization as involving “…the transfer of 100% of the equity interests in Vantage Singapore and Vantage Dubai from its original shareholders, Vantage Singapore and Vantage Dubai to Vantage BVI” as necessary to identify the original shareholders of Vantage Singapore and Vantage Dubai rather than suggest the entities were the shareholders of the entities.

Please also revise the illustrations showing the corporate structure prior to the reorganization on pages 6 and 45, to show the ownership of Vantage Singapore and Vantage Dubai prior to their conveyance of Vantage BVI, since that event is considered part of the reorganization. For example, it appears that this would include identifying the ownership interests held by the five individuals and the minority interest group of shareholders in each of Vantage Singapore and Vantage Dubai.

Please disclose the manner by which the conveyance to Vantage BVI either has occurred or will occur, and the manner by which the conveyance of Vantage BVI to Vantage Cayman has occurred or will occur, including the dates of conveyance if applicable.

Response: The Company has revised the disclosures on pages 6, 45, F-7 and F-8 of the Amended F-1 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

10. Shareholders’ Equity, page F-20

9.	We note that you report having just one Class B Ordinary Share outstanding as of March 31, 2024, March 31, 2023, and April 1, 2022. However, since you previously reported having 450,000 Ordinary Shares outstanding as of March 31, 2023 and April 1, 2022, please expand your disclosures to explain the apparent change in your capital structure and the apparent conversion of the Ordinary Shares to a Class B Ordinary Share. Please also expand your disclosures to address the following points.

●

Given that your 2024 statement of cash flows includes “Proceeds from issuance of ordinary share” of $136,105, and your equity statement includes a corresponding “Issuance of ordinary shares,” explain why you do not report any change in the number of ordinary shares in conjunction with this transaction.

●	Given that you have presented the accounts of Vantage Singapore and Vantage Dubai on a combined basis, clarify whether the Class B Ordinary Share was issued by one of these entities or whether you are depicting a subsequent change in the capital structure retrospectively, and explain how the individual interests of the five shareholders and group of minority shareholders identified on pages 6 and 45 are represented with just one Class B Ordinary Share, if true.

Response: As of March 31, 2023, the Company mistakenly reported having 450,000 Ordinary Shares outstanding. The correct disclosure is that there was only one Class B Ordinary Share outstanding as of March 31, 2024, March 31, 2023, and April 1, 2022, prior to the restructuring. We acknowledge this error and will ensure that future disclosures accurately reflect this information.

The “Proceeds from issuance of ordinary shares” of S$136,105 in our 2024 statement of cash flows and the corresponding “Issuance of ordinary shares” in our equity statement pertain to the initial paid-up capital for the incorporation of Vantage Dubai in June 2023.

13. Other Income, page F-23

10.	We note that your gains from “Write-back of allowance for expected credit loss on trade receivable” is included in the other income line item, which is presented below the the line on your income statement. Tell us why this is presented within the non-operating section of your income statement rather than within operating. Also tell us where you record expected credit loss on accounts receivable on your income statement. We would expect both of these related items to be recorded on the same income statement line item within operating. If this is not the case, please provide us your basis in GAAP for your presentation.

Response: The Company has revised the disclosures on pages 33, 35, 36, F-4, F-23 of the Amended F-1 in response to the Staff’s comment.

We have revised the disclosure by relocating the “Write-back of allowance for expected credit losses on trade receivables” from other income to a deduction under “General and Administrative Expenses.” The expected credit loss on accounts receivable is classified as an operating expense within the “General and Administrative Expenses” section of our income statement. Both of these related items will be recorded on the same line item within the operating section of our income statement.

16. Concentration of Risks, page F-24

11.	You disclose that two vendors accounted for 46.4% and 24.8% of commissions expenses for the year ended March 31, 2024 and that two vendors accounted for 26.5% and 19.4% of total commission expenses. Please disclose here and on page 42 the total amount of commissions expense for each year. In addition, disclose the line item on the income statement in which commissions expense is included.

Response: The Company has revised the disclosures on pages 42 and F-25 of the Amended F-1 in response to the Staff’s comment.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.